

January 25, 2013

Via E-mail
Mr. Mohan R. Maheswaran
Chief Executive Officer
Semtech Corporation
200 Flynn Road
Camarillo, California 93012-8790

> **Re: Semtech Corporation**
> **Form 10-K for the Fiscal Year Ended January 29, 2012**
> **Filed March 29, 2012**
> **Form 10-Q for the Quarter Ended October 28, 2012**
> **Filed December 7, 2012**
> **Amendment 1 to Form 8-K Dated March 20, 2012**
> **Filed on June 1, 2012**
> **File No.: 001-06395**

Dear Mr. Maheswaran:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended October 28, 2012

Note 2. Acquisitions, page 8

1.   We note that you allocated $95.1 million of the consideration paid for Gennum Corporation to developed technology. We further note from page 17 that your intangible assets have an estimated useful life of 2-10 years. Please explain to us the nature of this developed technology and how you determined the estimated fair value of these intangible assets. Within your discussion, please provide to us the useful life assigned to this intangible asset and how you determined the useful life.

2.   Further to the above, we note that you allocated certain of the consideration paid to "other current assets," "other non-current assets," and "other current and non-current liabilities". Please tell us how your aggregated disclosure meets the requirements of ASC 805-20-50-1(c) to disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. Please also refer to the example in ASC 805-10-55-41.

Note 12. Income Taxes, page 20

3.   We note your disclosures related to your assertion that your foreign subsidiary earnings were considered to be permanently reinvested offshore and that you concluded during the first quarter of fiscal 2013 that all of your foreign subsidiary earnings, including $70 million that you previously determined were not permanently reinvested offshore during fiscal 2010, are considered to be permanently reinvested offshore. We further note that you recognized a $23.4 million one-time tax benefit during the first quarter of fiscal 2013. Please explain to us in more detail how you considered the guidance in 740-30-25-17 through 25-19 of the FASB Accounting Standards Codification to change your assertion related to your foreign subsidiary earnings during fiscal 2013.

Amendment 1 to Form 8-K Filed on 6/1/12

Exhibit 99.1 Audited Consolidated Financial Statements

Independent Auditors' Report

4.   We note that the independent auditor did not sign its audit report for Gennum Corporation. Please amend this filing to include a signed audit report. Refer to the guidance in 302 of Regulation S-T and Rule 2-02(a) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief